SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 8 )(1)

                         Michael Anthony Jewelers, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   594060 10 5
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                                 (CUSIP Number)

                             M. Frances Durden, Esq.
                         Michael Anthony Jewelers, Inc.
               115 South MacQuesten Parkway, Mt. Vernon, Ny 10550
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 3 Pages)

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CUSIP NO.        594060 10 5         13D           PAGE   2     OF    3    PAGES
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1             NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Michael W. Paolercio  ###-##-####

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
                                                                       (b) [ X ]
              Reporting person is the brother of Anthony Paolercio, Jr.
              who is also filing a Form 13D

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3             SEC USE ONLY

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4             SOURCE OF FUNDS*
               PF

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5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [  ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION
                U. S. Citizen

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   NUMBER OF SHARES      7           SOLE VOTING POWER
                                         913,300
                         -------------------------------------------------
 BENEFICIALLY OWNED BY   8           SHARED VOTING POWER
                                               0
                         -------------------------------------------------
    EACH REPORTING       9           SOLE DISPOSITIVE POWER
                                         913,300
                         -------------------------------------------------
      PERSON WITH        10          SHARED DISPOSITIVE POWER
                                               0
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                913,300

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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [  ]
               260,000 shares are held in trust for children of reporting person. Reporting person disclaims beneficial ownership of such shares.

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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 12%

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14             TYPE OF REPORTING PERSON*
                 In

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

Michael W. Paolercio  hereby further amends (the  "Amendment")  the Statement on
Schedule 13D dated December 18, 1986, as first amended on July 24, 1990 and as further amended on November 9, 1990, October 24, 1991, October 30, 1992, April 23, 1993, December 28, 1993 and January 18, 1994, relating to the Common Stock, $.001 par value per share ("Common Stock") of Michael Anthony Jewelers, Inc. (the "Company"), as follows:

Item 4.           Purpose of  Transaction.
                  ------------------------

         Mr. Paolercio is filing this Amendment since he purchased an aggregate of 100,000 shares of the Company's Common Stock on May 8, May 13 and May 14, 1998 in the open market. On May 14, May 15 and May 16, 1997, Mr. Paolercio purchased an aggregate of 57,300 shares of the Company's Common Stock in the open market. The purchases in 1997 were reported on a timely basis on a Form 4, but were not reported on an amendment to the Form 13D filing since it was not material in amount or otherwise.

Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) The aggregate number of shares of Common Stock and percentage of Common Stock of the Company owned directly by Michael Paolercio is 913,300 shares or approximately 12% of the Company's outstanding Common Stock. Mr. Paolercio disclaims beneficial ownership of an aggregate of 260,000 shares of Common Stock held by trusts established for the benefit of his minor children.

         (b) Mr. Paolercio has sole power to vote or direct the vote of 1,173,000 Shares. He has the sole power to dispose of or direct the disposition of 913,300 Shares.

         (c) Mr. Paolercio made the following  purchases of the Company's Common
Stock: On May 14, 1998 he purchased 25,000 shares in the open market at a price of $2.50 per share; on May 13, 1998 he purchased 25,000 shares at a price of $2.50 per share; on May 8, 1998, he purchased 50,000 shares at a price of $2.3125 per share; on May 14, 1997 he purchased (a) 2,500 shares at a price of $3.1875 and (b) 20,600 shares at a price of $3.25 per share; on May 15, 1997 he purchased (a) 9,700 shares at a price of $3.25 per share and (b) 17,200 shares at a price of $3.3125 per share; on May 16, 1997 he purchased (a) 1,300 shares at a price of $3.25 per share and (b) 8,000 shares at a price of $3.3125 per share. All of the above purchases were made from Mr. Paolercio's personal funds.

         (d)      Not applicable.
         (e)      Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 8 to the Statement on Schedule 13D concerning Michael Anthony Jewelers, Inc. is true, complete and correct.

Dated:            May 27, 1998                 BY: /s/: Michael W. Paolercio
                                               ---------------------------------
                                                        Michael W. Paolercio

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